Exhibit 99.1

Cazoo Raises $630 Million From Investor Group Led by Viking Global Investors to
Support Continued Growth and Expansion in the UK and EU

●	Investor group led by Viking Global Investors to invest $630 million in 2.00% Convertible Notes

●	Significant progress since launch with market leading platform, team, brand and infrastructure

●	Achieved record revenues up ~300% to over £665 million and ~49,500 total units sold in 2021

●	Very well positioned to capture huge £475+ billion opportunity across the UK and EU markets

●	Incremental capital provides a multi-year runway to enable continued execution of the strategy

●	Strong momentum into 2022 and beyond with new guidance and targets reinforcing confidence

LONDON & NEW YORK--(BUSINESS WIRE)-- Cazoo (NYSE: CZOO or “the Company”), Europe’s leading online car retailer, which makes buying and selling a car as simple and seamless as ordering any other product online, today announced that it has agreed to issue and sell, via a private placement, 2.00% convertible senior notes (the “Notes”) in an aggregate principal amount of $630 million (the “Transaction”). The Notes will be convertible into Cazoo Class A Ordinary Shares (the “Shares”) at an initial conversion price of $5.00, which represents approximately a 20% premium to the trailing 5 trading day volume-weighted average price of the Shares. The Transaction is led by new investor Viking Global Investors, alongside participation from several existing shareholders including Mubadala Investment Company, D1 Capital and Willoughby Capital as well as other new and existing investors. Closing of the Transaction is subject to customary conditions.

Following the significant progress made since its launch two years ago, the additional capital will support Cazoo’s continued growth in the UK and expansion in Europe. The financing will supplement Cazoo’s current strong liquidity position and will provide a material multi-year runway for the Company to be able to execute on its strategy over the coming years. The new proceeds, combined with Cazoo’s existing cash and cash equivalent position of approximately $260 million as of December 31, 2021, will leave the Company with a pro forma cash balance approaching $900 million following the Transaction.

Alex Chesterman OBE, Founder & CEO of Cazoo said: “This transaction, where we have raised an additional $630 million, further reinforces the strong belief in Cazoo from new and existing shareholders who, like us, are extremely excited about the huge market opportunity that we have ahead of us. We are now very well-funded for the coming years to continue to capitalise on this opportunity and deliver the best car buying and selling experience for consumers across the UK and Europe.”

Significant Progress To Date

Over the past two years since launch, Cazoo has established a market leading platform, team, brand and infrastructure in the UK and started to expand its proposition into the EU, having recently launched in France and Germany and acquired strong businesses and teams in Italy and Spain. The Company now operates in the largest five markets in Europe – the UK, France, Germany, Italy and Spain.

Over the past 12 months, Cazoo has continued its strong growth trajectory and made significant progress against its key strategic objectives. The Company has expanded its reconditioning capabilities, taking UK reconditioning fully in-house and grown from just one site at this time last year to 11 in-house reconditioning sites with a potential output capacity of around 250,000 units per annum.

During 2021, Cazoo expanded from operating solely in the UK to now having operations across the largest five European markets. Having successfully launched in both France and Germany late last year, the recent acquisitions of Swipcar in Spain and brumbrum in Italy have provided the Company with strong local teams, infrastructure, capabilities and relationships which will expedite the launch into the sizeable Spanish and Italian markets during 2022.

In addition to significantly expanding its infrastructure capabilities and geographic reach, the Company has also materially enhanced its product proposition. The launch of its fully integrated subscription service has been resonating extremely well with customers and Cazoo is now the market leader in consumer car subscriptions in Europe with around 10,000 active subscribers. Cazoo has significantly increased the number of ancillary products it sells, most recently adding service plans, and the launch of its direct from consumer car buying channel in the UK has been performing ahead of expectations and is materially expanding sourcing capabilities and diversifying the buying mix in this attractive channel.

In FY 2021 Cazoo sold ~49,500 total units (~230% year-on-year growth) including ~34,700 retail units (~180% year-on-year growth). Full year group revenues of at least £665 million were up by more than 300% year-on-year and ahead of guidance given at the time of the Q3 2021 results. Retail GPU (“Gross Profit per Unit”) in the UK was ~£450, a significant improvement compared to £(229) in 2020 with Q4 2021 impacted by regular seasonality and investments to ramp up in-house reconditioning capabilities in order to meet the Company’s 2022 growth ambitions.

Alex Chesterman OBE, Founder & CEO of Cazoo said: “I am extremely proud of what Cazoo has achieved both since launch and particularly over the last 12 months. In 2021, our second full year of operation, we achieved record revenues of over £665 million and have made significant progress on all aspects of our ambitious strategy. We have built a market leading proposition which consumers love, a world-class team of over 4,000, a household brand that is now recognised by over 75% of the UK population and significant infrastructure capabilities across the UK and EU.”

Substantial Market Opportunity Ahead

Cazoo is pioneering the shift to online car buying and selling across the UK & EU, a £475+ billion market with low-single-digit digital penetration, lagging almost all other retail sectors and ripe for digital transformation. It is an incredibly fragmented space, with no incumbent having more than a small-single-digit percent market share. By leveraging data and technology to improve selection, quality, transparency and convenience, Cazoo is providing consumers with a far superior overall experience.

Cazoo now has a leading proposition in the UK and an established position in each of France, Germany, Italy and Spain, the four largest markets in the EU. Together these five markets have a combined total addressable market (“TAM”) in excess of £300 billion – £100+ billion in the UK and £200+ billion combined in France, Germany, Spain and Italy (the “Big 4” EU markets). The rest of Europe has a TAM of ~£175 billion, giving a total market opportunity today of £475+ billion.

Key Objectives for 2022 and Beyond

Based on the key strategic advances made in 2021 and a strong start to 2022, Cazoo today provides its key objectives for 2022 and beyond.

It is expected that the Company’s ever-improving market leading proposition, combined with a growing level of inventory will result in continued rapid market share gains in the UK. Having recently launched in France and Germany, the Company plans to replicate the success of its UK business across both markets, in addition to launching in Spain and Italy later this year. In 2022, the Company expects to sell over 100,000 retail units and to generate revenues in excess of £2 billion, representing year-on-year growth of ~200%.

In addition to the substantial market share opportunity, the Company continues to see a clear path for significant Retail GPU improvements. Growth in GPU will be driven by a continued shift in buying mix including further success in the sourcing of cars directly from consumers. In addition, investments through 2021 and further progress in 2022 will lead to continued efficiencies and operational leverage in reconditioning and logistics. Combined with improvements to stock turn and further enhancements to the Company’s products, partnerships and processes, Retail GPU in the UK in 2022 is expected to be ~£900.

Alex Chesterman OBE, Founder & CEO of Cazoo said: “Our strong growth in 2021 combined with the building blocks we have put in place, including this new funding, means that we are very well positioned to deliver on our plans and gives us strong confidence of meeting our medium and long term targets. We have navigated through some reconditioning constraints during the back half of last year and over the last few months we have seen our website inventory expand notably. As expected, this has helped lead to a record start to 2022 with unit sales up materially both sequentially and year-on-year. While we expect to continue to rapidly increase our market share, the market opportunity is so substantial that with just low-single-digit market shares and prudent GPU targets we would have an enormous business generating meaningful free-cash-flows.”

Conference Call

Cazoo will host a conference call today, February 10, 2022, at 9 a.m. ET. Investors and analysts interested in participating in the call are invited to dial 1-877-704-6255, or for international callers, 1-215-268-9947. A webcast of the call will also be available on the investor relations page of the Company’s website at https://investors.cazoo.co.uk.

Transaction Details

The Notes will be senior, unsecured obligations of Cazoo Group Ltd (the “Company”), bearing interest at a rate of 2.00% per year, payable quarterly in arrears on February 16, May 16, August 16, and November 16 of each year, commencing on May 16, 2022. The Notes will mature on February 16, 2027, unless earlier converted, redeemed or repurchased in accordance with their terms.

The Notes may be converted at an initial conversion price of $5.00. Upon conversion, the Notes will be settled in Shares (subject to certain exceptions to be set forth in the Indenture governing the Notes). In addition, the Company may force the conversion of the Notes following the third anniversary of the closing date if the trading price of the Shares exceeds 150% of the conversion price for at least 20 trading days in any consecutive 30 trading day period (the “Trading Condition”).

Holders of the Notes will have the right to require the Company to repurchase all or some of their Notes for cash at 100% of their principal amount, plus all accrued and unpaid interest to, and including, the maturity date, upon the occurrence of certain corporate events, subject to certain conditions. The Notes will not be guaranteed or secured upon issuance but will receive the benefit of any guarantees or security provided at any time for the benefit of certain other indebtedness of the Company for borrowed money issued or incurred in the future, other than indebtedness incurred to purchase, finance or refinance the purchase of vehicles, vehicle parts, supplies and inventory and certain other indebtedness.

If the Notes have not been converted, repurchased or redeemed at or prior to maturity of the Notes, Holders of the Notes will also be entitled to payment of a premium at maturity of the Notes, equal to 50% of the principal amount of the Notes. The premium is payable in cash, Shares, or a combination of cash and Shares at the option of the Company. The premium will not be payable if the trailing 10 trading day volume weighted average price of the Shares is above $6.75 for any trading day beginning on (and excluding) the 10th trading day following the second anniversary of the closing date and ending on (and including) the 20th trading day following the second anniversary of the closing date. For the avoidance of doubt, this premium will not be payable by the Company (i) in the event of a mandatory conversion on or prior to maturity, (ii) in the event of a voluntary conversion by the Holder on or prior to maturity or (iii) in connection with a make-whole fundamental change or an offer to purchase Notes upon a fundamental change.

The Company may not redeem the Notes prior to the third anniversary of the closing date, unless certain changes in tax law or other related events occur. The Company may redeem all or a portion of the Notes, at its option, beginning three years after the closing date, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest to, and excluding, the redemption date, provided that (1) the Trading Condition (as defined above) is met or (2) if the aggregate principal amount of the Notes outstanding and held by persons other than the Company or its affiliates is less than 15% of the initial aggregate principal amount of the Notes.

The Notes will be issued at closing pursuant to an Indenture to be entered into between Cazoo Group Ltd and U.S. Bank Trust Company, National Association, as trustee. The Indenture will include customary covenants and events of default. Closing is expected to occur on February 16, 2022 and will be subject to customary closing conditions for offerings of this nature.

Goldman Sachs International served as exclusive placement agent to Cazoo in connection with the transaction. Freshfields Bruckhaus Deringer US LLP is acting as legal counsel to Cazoo in connection with the transaction.

About Cazoo – www.cazoo.co.uk

Our mission is to transform the car buying and selling experience across the UK & Europe by providing better selection, value, transparency, convenience and peace of mind. Our aim is to make buying or selling a car no different to ordering any other product online, where consumers can simply and seamlessly buy, sell, finance or subscribe to a car entirely online for delivery or collection in as little as 72 hours. Cazoo was founded in 2018 by serial entrepreneur Alex Chesterman OBE, is backed by some of the leading technology investors globally and is publicly traded (NYSE: CZOO).

About Viking Global Investors

Founded in 1999, Viking is a global investment management firm that manages over $40 billion of capital for its investors. It has offices in Greenwich, New York, Hong Kong, London, and San Francisco and is registered as an investment adviser with the U.S. Securities and Exchange Commission. For more information, please visit www.vikingglobal.com

Forward-Looking Statement

This press release contains “forward-looking statements” within the meaning of the “safe harbour” provisions of the Private Securities Litigation Reform Act of 1995. The expectations, estimates, and projections of the business of Cazoo may differ from its actual results and, consequently, you should not rely on forward-looking statements as predictions of future events. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, including but not limited to: (1) realizing the benefits expected from the business combination with Ajax I (the “Business Combination”); (2) achieving the expected revenue growth and effectively managing growth; (3) executing Cazoo’s expansion strategy in Europe; (4) acquiring and integrating other companies; (5) achieving and maintaining profitability in the future; (6) having access to suitable and sufficient vehicle inventory for resale to customers and for Cazoo’s subscription offering and reconditioning and selling inventory expeditiously and efficiently; (7) expanding Cazoo’s subscription offering; (8) increasing Cazoo’s service offerings and price optimization; (9) effectively promoting Cazoo’s brand and increasing brand awareness; (10) expanding Cazoo’s product offerings and introducing additional products and services; (11) enhancing future operating and financial results; (12) acquiring and protecting intellectual property; (13) attracting, training and retaining key personnel; (14) complying with laws and regulations applicable to Cazoo’s business; (15) successfully deploying the proceeds from the Business Combination; and (16) other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in the registration statement on Form F-1 and the prospectus included therein filed by Cazoo Group Ltd (f/k/a Capri Listco). The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the disclosure included in other documents filed by Cazoo from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Cazoo assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Cazoo gives no assurance that it will achieve its expectations.

Contacts

For more information:

Media:

Cazoo: Lawrence Hall, Group Communications Director,

lawrence.hall@cazoo.co.uk

Brunswick: Chris Blundell/Simone Selzer +44 20 7404

5959 / cazoo@brunswickgroup.com

Investor Relations:

Cazoo: Robert Berg, Director of Investor Relations and

Corporate Finance, investors@cazoo.co.uk

ICR: cazoo@icrinc.com

Source: Cazoo

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